________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                         UNDER SECTION 13(e)(3) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                                  AMTRAN, INC.
                              (NAME OF THE ISSUER)
                                  AMTRAN, INC.
                           INDUS ACQUISITION COMPANY
                              J. GEORGE MIKELSONS
                                 JOHN P. TAGUE
                                KENNETH K. WOLFF
                               JAMES W. HLAVACEK
                      (NAMES OF PERSONS FILING STATEMENT)
                              -------------------

                COMMON STOCK, WITHOUT PAR VALUE, OF AMTRAN, INC.
                         (TITLE OF CLASS OF SECURITIES)
                                   03234G106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

               J. GEORGE MIKELSONS                                 BRIAN T. HUNT, ESQ.
            INDUS ACQUISITION COMPANY                                  AMTRAN, INC.
           7337 WEST WASHINGTON STREET                         7337 WEST WASHINGTON STREET
           INDIANAPOLIS, INDIANA 46251                         INDIANAPOLIS, INDIANA 46251
                  (317) 247-4000                                      (317)-247-4000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                   COPIES TO:

           WILLIAM P. ROGERS, JR., ESQ.                        BENJAMIN F. STAPLETON, ESQ.
                RONALD CAMI, ESQ.                                 JOHN EVANGELAKOS, ESQ.
             CRAVATH, SWAINE & MOORE                               SULLIVAN & CROMWELL
                 WORLDWIDE PLAZA                                     125 BROAD STREET
                825 EIGHTH AVENUE                                NEW YORK, NEW YORK 10004
             NEW YORK, NEW YORK 10019                                 (212) 558-4000
                  (212) 474-1000

                              -------------------

This statement is filed in connection with (check the appropriate box):

    a.       [x]       The filing of solicitation materials or an information
                       statement subject to Regulation 14A ('SS'SS'240.14a-1
                       through 240.14b-2), Regulation 14C ('SS'SS'240.14c-1 through
                       240.14c-101) or Rule 13e-3(c) ('SS'240.13e-3(c)) under the
                       Securities Exchange Act of 1934 ('the Act').
    b.       [ ]       The filing of a registration statement under the Securities
                       Act of 1933.
    c.       [ ]       A tender offer.
    d.       [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].
Check the following box if the filing is a final amendment reporting results of the transaction: [ ].
                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                   $82,287,992                                           $16,458

* For purposes of calculating the filing fee only. Calculated in accordance with Exchange Act Rule 0-11 assuming (a) the conversion of 3,191,665 shares of common stock, without par value, of Amtran, Inc. ('Amtran') into the right to receive $23 per share in cash, (b) the payment of $6,678,022 to holders of options to purchase shares of common stock which are being cashed out and (c) the delivery of an unsecured note in aggregate principal amount of $2,201,675 in payment for shares of Series B preferred stock, without par value, of Amtran (assuming the repurchase of 5% of such shares).

[x] Check the box if any part of the fee is offset as provided by
    'SS'240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:    $16,458               Filing Party: Amtran, Inc.
    Form or Registration No.:  Schedule 14A          Date Filed:  June 29, 2001

________________________________________________________________________________

    This Amendment No. 4 (this 'Amendment') is being filed by (1) Amtran, Inc., an Indiana corporation ('Amtran') and issuer of the shares of the common stock, without par value ('Common Stock'), which are the subject of the Rule 13e-3 transaction, (2) J. George Mikelsons, Chairman of Amtran ('JGM'), (3) INDUS Acquisition Company, an Indiana corporation newly organized by JGM ('INDUS'), and (4) John P. Tague, Chief Executive Officer of Amtran, Kenneth K. Wolff, Executive Vice President and Chief Financial Officer of Amtran, and James W. Hlavacek, Executive Vice President and Chief Operating Officer of Amtran, and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended, the 'Transaction Statement') filed by Amtran, JGM and INDUS on June 29, 2001 and subsequently amended on August 3, 2001, August 20, 2001 and September 4, 2001.

    The Transaction Statement relates to the Agreement and Plan of Merger dated as of June 18, 2001 (the 'Merger Agreement'), between INDUS and Amtran, and the merger of INDUS with and into Amtran, with Amtran as the surviving corporation (the 'Merger'), upon the terms and subject to the conditions set forth in the Merger Agreement.

    Concurrently with the filing of this Amendment, Amtran is filing with the Securities and Exchange Commission (the 'SEC') a definitive proxy statement (the 'Definitive Proxy Statement') under Regulation 14A of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), relating to the adjourned annual meeting of shareholders of Amtran at which the shareholders of Amtran will consider and vote upon, among other things, a proposal to approve the Merger Agreement, the Plan of Merger attached thereto, the consummation of the merger and other transactions contemplated by the Merger Agreement and the amendment and restatement of Article XII of Amtran's articles of incorporation as contemplated by the Purchase and Voting Agreement dated as of May 16, 2001, between Amtran and International Lease Finance Corporation (the 'ILFC Agreement'). A copy of the Definitive Proxy Statement is incorporated by reference herein as Exhibit (a)(3)(A). A copy of the Merger Agreement has been filed as Annex A to the Definitive Proxy Statement. A copy of the ILFC Agreement has been filed as Annex B to the Definitive Proxy Statement.

    The information in the Definitive Proxy Statement, including all appendices thereto, is hereby incorporated by reference in answer to Items 1 through 15 of this Amendment, and is supplemented by the information specifically provided herein.

ITEM 16. EXHIBITS


(a)(3)(A)  Definitive Proxy Statement filed with the SEC by Amtran on
           September 7, 2001 on Schedule 14A (incorporated by reference to the Definitive Proxy Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).

(a)(3)(B) Form of proxy card to be sent to holders of Common Stock filed with the SEC along with the Definitive Proxy Statement by Amtran (incorporated by reference to the Definitive Proxy
           Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).

(a)(3)(C)  Press Release issued by Amtran on June 18, 2001
           (incorporated by reference to Exhibit 99.2 of the Current
           Report on Form 8-K filed with the SEC by Amtran on June 19,
           2001).

(a)(5)(A)  Complaint of M. Todd Seis against J. George Mikelsons; John
           P. Tague; James W. Hlavacek; Kenneth K. Wolff; Robert A.
           Abel; William P. Rogers, Jr.; Andrejs P. Stipnieks; and
           Amtran, Inc. filed with the Marion County, Indiana Superior
           Court on May 17, 2001 (incorporated by reference to Exhibit
           99.1 of the Current Report on Form 8-K filed with the SEC by Amtran on May 25, 2001).

(a)(5)(B)  Complaint of David Schneider against J. George Mikelsons;
           John P. Tague; James W. Hlavacek; Kenneth K. Wolff; Robert
           A. Abel; William P. Rogers, Jr.; Andrejs P. Stipnieks; and
           Amtran, Inc. filed with the Marion County, Indiana Superior
           Court on May 17, 2001 (incorporated by reference to Exhibit
           99.2 of the Current Report on Form 8-K filed with the SEC by Amtran on May 25, 2001).



(a)(5)(C)  Complaint of Crandon Capital Partners against John P. Tague;
           James W. Hlavacek; J. George Mikelsons; Kenneth K. Wolff;
           William P. Rogers, Jr.; Robert A. Abel; Andrejs P.
           Spitnieks; and Amtran, Inc. filed with the Indianapolis
           Division of the United States District Court for the
           Southern District of Indiana on May 30, 2001.*

(a)(5)(D) Memorandum of Understanding dated as of June 18, 2001, between Amtran, Inc. and the plaintiff-shareholders named therein.*

(b)        Commitment Letter dated June 18, 2001, from Salomon Smith
           Barney Inc. and Citicorp USA, Inc. to Amtran, Inc. and
           American Trans Air, Inc. (incorporated by reference to
           Exhibit 2 of the Schedule 13D filed with the SEC by INDUS and JGM on June 21, 2001).

(c)(1)     Opinion of Dresdner Kleinwort Wasserstein, Inc. dated June
           18, 2001 (incorporated by reference to Annex C to the Definitive Proxy Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).

(c)(2)     Financial Presentation Materials of Dresdner Kleinwort
           Wasserstein, Inc. to the Special Committee of the Board of Directors of Amtran dated June 18, 2001.*

(c)(3)     Preliminary Draft Financial Presentation Materials of
           Dresdner Kleinwort Wasserstein, Inc. to the Special
           Committee of the Board of Directors of Amtran dated June 5,
           2001.*

(d)(1) Agreement and Plan of Merger dated as of June 18, 2001, between INDUS Acquisition Company and Amtran, Inc.
           (incorporated by reference to Annex A to the Definitive
           Proxy Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).

(d)(2) Purchase and Voting Agreement dated as of May 16, 2001, between Amtran, Inc. and International Lease Finance
           Corporation (incorporated by reference to Annex B to the Definitive Proxy Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).

(d)(3)     Stock Subscription Agreement dated June 18, 2001 between J.
           George Mikelsons and INDUS Acquisition Company (incorporated by reference to Exhibit 1 of the Schedule 13D filed with the SEC by INDUS and JGM on June 21, 2001).

(d)(4)     Form of Indemnity Letter Agreement dated as of August 31,
           2001 between J. George Mikelsons and INDUS Acquisition
           Company and each of John P. Tague, Kenneth K. Wolff and
           James W. Hlavacek.*

(f)        Chapter 44 of the Indiana Business Corporation Law.*


---------

* Filed previously.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001

                                          AMTRAN, INC,

                                          By:        /s/ KENNETH K. WOLFF
                                             ___________________________________
                                             Name: Kenneth K. Wolff
                                              Title: Chief Financial Officer

                                          INDUS ACQUISITION COMPANY,

                                          By:       /s/ J. GEORGE MIKELSONS
                                             ___________________________________
                                             Name: J. George Mikelsons
                                              Title: Chairman and President

                                                   /s/ J. GEORGE MIKELSONS
                                             ___________________________________
                                                     J. George Mikelsons

                                                      /s/ JOHN P. TAGUE
                                             ___________________________________
                                                        John P. Tague

                                                     /s/ KENNETH K. WOLFF
                                             ___________________________________
                                                      Kenneth K. Wolff

                                                    /s/ JAMES W. HLAVACEK
                                             ___________________________________
                                                      James W. Hlavacek

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
   ---                                 -----------
(a)(3)(A)      Definitive Proxy Statement filed with the SEC by Amtran on
               September 7, 2001 on Schedule 14A (incorporated by reference to the Definitive Proxy Statement filed with the SEC by
               Amtran on September 7, 2001 on Schedule 14A).
(a)(3)(B)      Form of proxy card to be sent to holders of Common Stock
               filed with the SEC along with the Definitive Proxy Statement by Amtran (incorporated by reference to the Definitive Proxy
               Statement filed with the SEC by Amtran on September 7, 2001 on Schedule 14A).
(a)(3)(C)      Press Release issued by Amtran on June 18, 2001
               (incorporated by reference to Exhibit 99.2 of the Current
               Report on Form 8-K filed with the SEC by Amtran on June 19,
               2001).
(a)(5)(A)      Complaint of M. Todd Seis against J. George Mikelsons; John
               P. Tague; James W. Hlavacek; Kenneth K. Wolff; Robert A.
               Abel; William P. Rogers, Jr.; Andrejs P. Stipnieks; and
               Amtran, Inc. filed with the Marion County, Indiana Superior
               Court on May 17, 2001 (incorporated by reference to Exhibit
               99.1 of the Current Report on Form 8-K filed with the SEC by
               Amtran on May 25, 2001).
(a)(5)(B)      Complaint of David Schneider against J. George Mikelsons;
               John P. Tague; James W. Hlavacek; Kenneth K. Wolff; Robert
               A. Abel; William P. Rogers, Jr.; Andrejs P. Stipnieks; and
               Amtran, Inc. filed with the Marion County, Indiana Superior
               Court on May 17, 2001 (incorporated by reference to Exhibit
               99.2 of the Current Report on Form 8-K filed with the SEC by
               Amtran on May 25, 2001).
(a)(5)(C)      Complaint of Crandon Capital Partners against John P. Tague;
               James W. Hlavacek; J. George Mikelsons; Kenneth K. Wolff;
               William P. Rogers, Jr.; Robert A. Abel; Andrejs P.
               Spitnieks; and Amtran, Inc. filed with the Indianapolis
               Division of the United States District Court for the
               Southern District of Indiana on May 30, 2001.*
(a)(5)(D)      Memorandum of Understanding dated as of June 18, 2001,
               between Amtran, Inc. and the plaintiff-shareholders named
               therein.*
(b)            Commitment Letter dated June 18, 2001, from Salomon Smith
               Barney Inc. and Citicorp USA, Inc. to Amtran, Inc. and
               American Trans Air, Inc. (incorporated by reference to
               Exhibit 2 of the Schedule 13D filed with the SEC by INDUS
               and JGM on June 21, 2001).
(c)(1)         Opinion of Dresdner Kleinwort Wasserstein, Inc. dated June
               18, 2001 (incorporated by reference to Annex C to the
               Definitive Proxy Statement filed with the SEC by Amtran on
               September 7, 2001 on Schedule 14A).
(c)(2)         Financial Presentation Materials of Dresdner Kleinwort
               Wasserstein, Inc. to the Special Committee of the Board of
               Directors of Amtran dated June 18, 2001.*
(c)(3)         Preliminary Draft Financial Presentation Materials of
               Dresdner Kleinwort Wasserstein, Inc. to the Special
               Committee of the Board of Directors of Amtran dated June 5,
               2001.*
(d)(1)         Agreement and Plan of Merger dated as of June 18, 2001,
               between INDUS Acquisition Company and Amtran, Inc.
               (incorporated by reference to Annex A to the Definitive
               Proxy Statement filed with the SEC by Amtran on
               September 7, 2001 on Schedule 14A).
(d)(2)         Purchase and Voting Agreement dated as of May 16, 2001,
               between Amtran, Inc. and International Lease Finance
               Corporation (incorporated by reference to Annex B to the
               Definitive Proxy Statement filed with the SEC by Amtran on
               September 7, 2001 on Schedule 14A).
(d)(3)         Stock Subscription Agreement dated June 18, 2001 between J.
               George Mikelsons and INDUS Acquisition Company (incorporated by reference to Exhibit 1 of the Schedule 13D filed with the
               SEC by INDUS and JGM on June 21, 2001).
(d)(4)         Form of Indemnity Letter Agreement dated as of August 31,
               2001 between J. George Mikelsons and INDUS Acquisition
               Company and each of John P. Tague, Kenneth K. Wolff and
               James W. Hlavacek.*
(f)            Chapter 44 of the Indiana Business Corporation Law.*

---------

* Previously filed.



                    STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................... 'SS'